UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 001-34005

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Lender Processing Services, Inc.
401(k) Profit Sharing Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Lender Processing Services, Inc.
601 Riverside Avenue
Jacksonville, Florida 32204

LENDER PROCESSING SERVICES, INC.
401(k) PROFIT SHARING PLAN
Financial Statements and Supplemental Schedules
December 31, 2009 and 2008
(With Report of Independent Registered Public Accounting Firm Thereon)

LENDER PROCESSING SERVICES, INC.
401(k) PROFIT SHARING PLAN
Financial Statements and Supplemental Schedules

Page
Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits — December 31, 2009 and 2008	2

Statements of Changes in Net Assets Available for Benefits — For the year ended December 31, 2009 and the period from July 2, 2008 to December 31, 2008	3

Notes to the Financial Statements	4 — 11

Supplemental Schedules

Schedule H, Line 4a — Schedule of Delinquent Participant Contributions — For the year ended December 31, 2009	12

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) — December 31, 2009	13
All other schedules are omitted because they are not applicable or not required based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor.

Report of Independent Registered Public Accounting Firm
Lender Processing Services, Inc.
Group Plans Committee:
We have audited the accompanying statements of net assets available for benefits of Lender Processing Services, Inc. 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the year ended December 31, 2009 and the period from July 2, 2008 to December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 and the period from July 2, 2008 to December 31, 2008, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, Schedule H, Line 4a — Schedule of Delinquent Participant Contributions and Schedule H, Line 4i — Schedule of Assets (Held at End of Year), are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ KPMG LLP
June 25, 2010
Jacksonville, Florida
Certified Public Accountants

LENDER PROCESSING SERVICES, INC.
401(k) PROFIT SHARING PLAN
Statements of Net Assets Available for Benefits
December 31, 2009 and 2008

	2009	2008
Assets:
Investments, at fair value:
Employer common stocks	$22,410,775	$13,033,304
Common stocks	8,428,217	16,228,523
Common/collective trust funds	57,904,253	42,316,528
Corporate bond funds	17,750,983	9,640,940
Mutual funds	70,602,605	39,387,394
Other cash equivalents	499,060	344,100

Total investments, at fair value	177,595,893	120,950,789

Participant loans	6,655,808	5,220,417

Total investments and participant loans	184,251,701	126,171,206

Receivables:
Participant contributions	1,181,071	723,460
Employer contributions	416,695	296,689
Due from broker for securities sold	418,007	171,260
Accrued interest	127	414

Total receivables	2,015,900	1,191,823

Total assets	186,267,601	127,363,029

Liabilities:
Due to broker for securities purchased	1,020,627	245,749

Total liabilities	1,020,627	245,749

Net assets available for benefits, before adjustments	185,246,974	127,117,280

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(66,990)	1,597,498

Net assets available for benefits	$185,179,984	$128,714,778

See accompanying notes to the financial statements.

LENDER PROCESSING SERVICES, INC.
401(k) PROFIT SHARING PLAN
Statements of Changes in Net Assets Available for Benefits
Year ended December 31, 2009 and the period from July 2, 2008 to December 31, 2008

	2009	2008
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$26,269,184	$(20,977,333)
Interest	977,429	364,914
Dividends	1,831,689	918,225

Total investment income (loss)	29,078,302	(19,694,194)

Contributions:
Participant	24,202,601	9,021,072
Employer	9,422,566	3,495,109
Rollovers from qualified plans	3,721,488	1,343,147

Total contributions	37,346,655	13,859,328

Transfer in of net assets from Fidelity National Information Services, Inc. Group
401(k) Profit Sharing Plan	—	138,101,549

	66,424,957	132,266,683

Deductions from net assets:
Benefits paid to participants	9,878,095	3,529,889
Administrative expenses	81,656	22,016

Total deductions from net assets	9,959,751	3,551,905

Increase in net assets	56,465,206	128,714,778

Net assets available for benefits:
Beginning of period	128,714,778	—

End of period	$185,179,984	$128,714,778

See accompanying notes to the financial statements.

LENDER PROCESSING SERVICES, INC.
401(k) PROFIT SHARING PLAN
Notes to the Financial Statements
(1)	Description of the Plan

The following description of the Lender Processing Services, Inc. 401(k) Profit Sharing Plan (the “LPS Plan”) provides only general information. The LPS Plan and its related Trust are intended to qualify as a profit-sharing plan and trust under Section 401(a) and 501(a) of the Internal Revenue Code (the “Code”), with a cash or deferred arrangement within the meaning of Section 401(k) of the Code. In addition, the LPS Plan is intended to qualify as a stock bonus plan that satisfies the requirements of an employee stock ownership plan (“ESOP”) within the meaning of Section 4975(e)(7) of the Code. The ESOP portion of the LPS Plan is designed to invest primarily in shares of Lender Processing Services, Inc. (“LPS,” the “Company,” or the “Employer”).

The purpose of the LPS Plan is to provide retirement benefits to participants and their beneficiaries in a manner consistent and in compliance with the Code and the Employee Retirement Income Security Act of 1974 (“ERISA”). The Company shall maintain and administer the LPS Plan for the exclusive benefit of participants and their beneficiaries. Participants should refer to the LPS Plan document for more complete information on the LPS Plan’s provisions.
(a)	General

The LPS Plan is a defined contribution retirement plan covering all employees of the Company, who have attained age 18, have completed 90 days of service if full-time, or, if part-time, worked a minimum of 1,000 hours. Union, temporary and leased employees are not eligible to participate in the LPS Plan. Employees are automatically enrolled in the LPS Plan if they do not decline within 30 days of becoming eligible.

On July 2, 2008, Fidelity National Information Services, Inc. (“FIS”) distributed to its shareholders a dividend of one-half share of the Company’s common stock, par value $0.0001 per share, for each issued and outstanding share of FIS common stock held on June 24, 2008, which is referred to as the “spin-off.” Prior to the spin-off, LPS’s employees participated in qualified plans sponsored by Fidelity National Financial, Inc. (“FNF”) (through November 9, 2006) and FIS (from November 9, 2006 through July 2, 2008). Subsequent to the spin-off, the participants and related net assets of $138,101,549 were transferred from the FIS 401(k) Profit Sharing Plan to the LPS Plan. The LPS Plan is now sponsored by the Company for the benefit of its employees as noted above.

(b)	Contributions

During 2009 and 2008, participants could contribute up to 40% of pretax annual compensation through payroll deductions, as defined in the LPS Plan. Participants who have attained age 50 before the end of the LPS Plan year are eligible to make catch up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans, as well as direct rollovers from individual retirement accounts or annuities. During 2009 and 2008, the Company made matching contributions equal to 50% of participant deferrals up to 6% of eligible compensation for all LPS Plan participants. Discretionary employer contributions may be made at the option of the Company’s board of directors.

The Company match for the year ended December 31, 2009 and for the period from July 2, 2008 to December 31, 2008 (the “2008 Period”) of $9,422,566 and $3,495,109 was funded throughout 2009 and the 2008 Period, respectively. No discretionary employer contributions were made during 2009 or the 2008 Period. Contributions are subject to certain limitations.

(c)	Participant Accounts

Each participant’s account is credited with the participant’s contribution, the employer’s contribution, and an allocation of LPS Plan earnings and charged with an allocation of LPS Plan losses and expenses, if any.

Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(d)	Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching and discretionary contribution portion of their accounts, plus actual earnings thereon, is based on years of service as follows:

Number of years of service	Vested percentage
Less than 1 year	0%
1 year	34%
2 years	67%
3 years	100%
(e)	Forfeitures

Upon termination of employment, the nonvested portion of a participant’s interest in their account attributable to employer contributions will be forfeited. These forfeitures can be used to restore the accounts of former LPS Plan participants, pay administrative expenses of the LPS Plan, if not paid by the Company, or reduce future Company matching contributions. During 2009, $369,113 of forfeitures were used to reduce Company matching contributions, while no forfeitures were used during the 2008 Period. There were $86,003 and $247,769 of unused forfeitures as of December 31, 2009 and 2008, respectively.

(f)	Loans to Participants

Participants may borrow from their fund accounts a minimum of $1,000, and are permitted to have two loans outstanding at a time. Loans may generally be taken up to 50% of a participant’s vested account balance, but cannot exceed $50,000. Loans are generally repaid through payroll deductions with a 5-year maximum limit, except for loans for home purchases which may have terms up to 10 years. Interest rates are set at the date of the loan at a rate equal to prime plus 1%. Loan related fees for set-up and maintenance are paid by the participant. Interest rates ranged from 4.25% to 9.75% on loans outstanding as of December 31, 2009 and 2008. Participant loans are recorded at amortized cost.

(g)	Payment of Benefits

Withdrawals from participant accounts may be made only for the following reasons: retirement at the LPS Plan’s normal retirement age (65); when a participant reaches age 59 1/2; or upon disability, death, or termination of employment. On termination of employment, a participant may receive the value of the participant’s vested interest in his or her account as a lump-sum distribution. If a participant’s account balance is less than $1,000 upon retirement or termination, a lump-sum distribution of the participant’s account will be made automatically.

(h)	Administration

During 2009 and 2008, the trustee of the LPS Plan was Wells Fargo Bank, NA (“Wells Fargo,” or the “Trustee”). Wells Fargo also performs participant recordkeeping and other administrative duties for the LPS Plan. The Lender Processing Services, Inc. Group Plans Committee (the “Committee”) oversees the LPS Plan’s operations.

(i)	Administrative Expenses

Under the terms of the LPS Plan document, administrative expenses of the LPS Plan are paid by the LPS Plan or LPS.

(j)	Investment Options

Participants may direct their elective deferrals in and among various investment options. Participants may change their investment elections and transfer funds between investment options on a daily basis. As of December 31, 2009 and 2008, the investment options consisted of one Employer common stock fund, four common/collective trust funds, three corporate bond funds, and seven mutual funds. Investments in the Company’s common stock fund include an investment in a money market fund for liquidity purposes.

The balances for participants who previously invested in shares of FIS common stock under the plan sponsored by FIS were transferred into a frozen FIS Stock Fund. The fund appreciates and depreciates with the value of the FIS common stock, but participants can no longer make contributions into the FIS Stock Fund. The balances for participants who previously invested in shares of FNF common stock under the plan sponsored by FNF were transferred into a frozen FNF Stock Fund. The fund appreciates and depreciates with the value of the FNF common stock, but participants can no longer make contributions into the FNF Stock Fund. At the direction of the Committee, LPS Plan participant balances in the FIS and/or the FNF frozen stock funds in the LPS Plan on December 31, 2009 were liquidated and automatically transferred into the Oakmark Equity and Income Fund Class One mutual fund, as soon as was administratively feasible in 2010.

Dividends paid by the Company with respect to shares of LPS stock held by the ESOP shall be (1) paid in cash directly to participants in the ESOP, (2) paid in cash directly to the ESOP and distributed in cash to the participants in the ESOP, or (3) paid to the LPS Plan and reinvested in LPS common stock. Cash dividends received on shares of LPS common stock will be allocated to each participant’s ESOP allocations account based on the number of shares of LPS common stock held in each such account, unless the participant elects to receive such dividends in cash.

(k)	Voting Rights

Participants are entitled to direct the trustee with respect to the voting of any shares of LPS common stock allocated to their accounts. Shares for which no direction is received shall be voted by the trustee in the same manner and proportion as the shares for which direction is received.
(2)	Summary of Significant Accounting Policies
(a)	Basis of Presentation

The financial statements of the LPS Plan are prepared on the accrual basis of accounting.

The statements of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for benefits is prepared on a contract value basis.

(b)	Use of Estimates

The preparation of financial statements, in conformity with U.S. generally accepted accounting principles, requires the LPS Plan’s management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c)	Risk and Uncertainties

The LPS Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

(d)	Concentration of Investments

Included in the LPS Plan’s net assets available for benefits as of December 31, 2009 are investments in Employer common stock (551,175 shares) amounting to $22,410,775 whose value represents approximately 12.6% of the LPS Plan’s investments.

Included in the LPS Plan’s net assets available for benefits as of December 31, 2008 are investments in Employer common stock (442,557 shares) amounting to $13,033,304 whose value represents approximately 10.8% of the LPS Plan’s investments.

(e)	Investment Valuation and Income Recognition

The following is a description of the valuation methodologies used as of December 31, 2009 and 2008:

Common stocks and other cash equivalents: Valued at the closing price reported on the active market on which the security is traded as of December 31, 2009 and 2008.

Common/collective trust funds: Valued at the net asset value (“NAV”) as determined by the Trustee by using estimated fair value of the underlying assets held in the fund as of December 31, 2009 and 2008. The NAV is used as a practical expedient for fair value.

Mutual funds and corporate bond funds: Valued based on quoted market prices of shares held by the LPS Plan as of December 31, 2009 and 2008.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

The Wells Fargo Stable Return Fund N (the “Stable Return Fund”) is a common/collective trust fund (“CCT Fund”) that invests in guaranteed investment contracts and synthetic investment contracts. Contract value is the relevant measurement attribute for the Stable Return

Fund’s portion of the net assets available for benefits because contract value is the amount the participants would receive if they were to initiate permitted transactions under the terms of the LPS Plan.

(f)	Payment of Benefits

Benefits are recorded when paid.
(3)	Investments

Investments that represent 5% or more of the LPS Plan’s net assets, at fair value, as of December 31, 2009 and 2008 are as follows:

	2009	2008
Wells Fargo Stable Return Fund N4	$33,561,984	$28,382,139
Oakmark Equity and Income Fund Class One	28,058,654	13,850,102
Lender Processing Services, Inc. common stock	22,410,775	13,033,304
Wells Fargo S&P 500 Index Fund N	13,641,395	8,461,781
Artio International Equity Fund Institutional Shares	11,247,352	7,608,995
American Growth Fund of America Class R4	11,205,547	6,294,461
Fidelity National Information Services, Inc. common stock (1)	5,107,810	8,029,212
Fidelity National Financial, Inc. common stock (1)	3,320,407	8,199,311
All other investments less than 5%	49,041,969	27,091,484

Total investments, at fair value	$177,595,893	$120,950,789

(1)	These funds did not represent more than 5% of the LPS plan’s net assets, at fair value, as of December 31, 2009, but are included in the table for comparative purposes due to their December 31, 2008 balances exceeding 5%.
During 2009 and the 2008 Period, the LPS Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by investment type, as follows:

	2009	2008
Employer common stock	$6,263,686	$(72,349)
Common stock	1,355,432	(833,588)
Common/collective trust funds	6,077,454	(5,083,883)
Corporate bond funds	1,150,660	(570,198)
Mutual funds	11,421,952	(14,417,315)

Net appreciation (depreciation) in value of investments	$26,269,184	$(20,977,333)

(4)	Investment in Common Collective Trust Funds

The LPS Plan invests in CCT Funds managed by Wells Fargo, which include the Stable Return Fund, Wells Fargo S&P 500 Index Fund N (the “S&P 500 Index Fund”), Wells Fargo S&P Midcap Index Fund G (the “S&P Midcap Index Fund”) and Wells Fargo International Equity Index Fund G (the “International Equity Index Fund”). The Stable Return Fund invests in guaranteed investment contracts and synthetic investment contracts. The S&P 500 Index Fund invests in common stocks in substantially the same percentages as the S&P 500 Index with the objective of approximating, before fees and expenses, the total return of the S&P 500 Index. The S&P Midcap Index Fund invests in equities of the S&P Midcap Index with the objective of approximating, before fees and expenses, the total return of the S&P Midcap Index. The International Equity Index Fund generally intends to remain 90% invested in stocks comprising the Morgan Stanley Capital International Europe Australasia and Far East Index and 10% in cash reserves and seeks to approximate the total return, before deduction of fees and expenses, as measured by the index. The CCT Funds are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Notwithstanding a twelve month replacement notification requirement on the Stable Return Fund, the CCT Funds do not have limiting terms, or restrictions on redemption. Additionally, the CCT Funds are not subject to future unfunded commitments, and it is not probable that they will be sold at a value other than NAV.

As stated in notes 2(a) and 2(e), the Stable Return Fund, which is deemed to be fully benefit-responsive, is stated at fair value in the statements of net assets available for benefits, with a corresponding adjustment to reflect contract value. The fair value of the Stable Return Fund as of December 31, 2009 and 2008 was $33,561,984 and $28,382,139, respectively. The contract value of the Stable Return Fund as of December 31, 2009 and 2008

totaled $33,494,994 and $29,979,637, respectively. During 2009 and 2008, the average yield of the Stable Return Fund was approximately 3.4% and 5.3%, respectively. This represents the annualized earnings of all investments in the Stable Return Fund, divided by the fair value of all investments in the Stable Return Fund. During 2009 and 2008, the crediting interest rate of the Stable Return Fund was approximately 3.3% and 4.1%, respectively. This represents the annualized earnings credited to participants in the Stable Return Fund, divided by the fair value of all investments in the Stable Return Fund.

Certain events limit the ability of the LPS Plan to transact at contract value with the issuer. Such events include the following: (1) the LPS Plan’s failure to qualify under Section 401(a) or Section 401(k) of the IRC, (2) the establishment of a defined contribution plan that competes with the LPS Plan for employee contributions, (3) any substantive modification of the Stable Return Fund or the administration of the Stable Return Fund that is not consented to by the issuer, (4) any change in law, regulation or administrative ruling applicable to the LPS Plan that could have a material adverse effect on the Stable Return Fund’s cash flow, (5) any communication given to participants by the Committee or Wells Fargo that is designed to induce or influence participants to avoid investing in the Stable Return Fund or to transfer assets out of the Stable Return Fund, and (6) any transfer of assets from the Stable Return Fund directly to a competing investment option. The occurrence of any of these events which would limit the LPS Plan’s ability to transact at contract value with participants is not probable.

The credit rating assigned to Wells Fargo by Standard & Poor’s is currently AA-. There are no reserves against the contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based upon a formula agreed upon with the issuer but will not be less than zero percent. Such crediting rates are reset on a quarterly basis.
(5)	Fair Value Measurements

The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Investments are measured at fair value in the statements of net assets available for benefits. Participant and employer contributions receivable, receivables due from Wells Fargo, and amounts due to and from brokers approximate fair value based on their short-term nature.

The fair value of financial assets and liabilities are determined using the following fair value hierarchy:
•	Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

•	Level 2 Inputs to the valuation methodology include:
•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
•	Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The LPS Plan’s management believes that valuation methods are appropriate and consistent with other market participants. The use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level within the fair value hierarchy the LPS Plan’s investment assets measured at fair value, as of December 31, 2009 and 2008:

	2009
	Level 1	Level 2	Level 3	Total
Employer common stock	22,410,775	$—	$—	$22,410,775
Common stocks	8,428,217	—	—	8,428,217
Common/collective trust funds	—	57,904,253	—	57,904,253
Corporate bond funds	17,750,983	—	—	17,750,983
Mutual funds	70,602,605	—	—	70,602,605
Other cash equivalents	499,060	—	—	499,060

Total investments, at fair value	119,691,640	$57,904,253	$—	$177,595,893

	2008
	Level 1	Level 2	Level 3	Total
Employer common stock	13,033,304	$—	$—	$13,033,304
Common stocks	16,228,523	—	—	16,228,523
Common/collective trust funds	—	42,316,528	—	42,316,528
Corporate bond funds	9,640,940	—	—	9,640,940
Mutual funds	39,387,394	—	—	39,387,394
Other cash equivalents	344,100	—	—	344,100

Total investments, at fair value	78,634,261	$42,316,528	$—	$120,950,789

(6)	Related-Party Transactions

Certain LPS Plan investments are shares of common/collective trust funds managed by Wells Fargo. Wells Fargo is the trustee as defined by the LPS Plan, and therefore, these transactions qualify as party-in-interest transactions. Transactions involving shares of common stock of the Company, FIS, and FNF are also party-in-interest transactions. Dividends on these common stock shares totaled $516,967 and $339,390 for 2009 and the 2008 Period.

(7)	Income Tax Status

The LPS Plan is a defined contribution plan that is intended to be qualified under Section 401(a) of the Code. The LPS Plan is required to operate in conformity with the Code to maintain its qualification as tax exempt. The LPS Plan submitted an initial application for a determination letter with the Internal Revenue Service on December 1, 2008. The Company believes that the LPS Plan currently is designed and being operated in compliance with the applicable requirements of the Code and, therefore, the LPS Plan qualifies under Section 401(a) of the Code and is exempt from tax under section 501(a) of the Code.

It is the LPS Plan’s policy to recognize the impact of uncertain tax positions in its financial statements if, upon ultimate settlement, that position is more likely than not to be sustained. No such uncertain tax positions have been recognized by the LPS Plan.

(8)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the LPS Plan to discontinue its contributions at any time and to terminate the LPS Plan subject to the provisions of ERISA. In the event of the LPS Plan’s termination, participants will become 100% vested in their employer contributions.

(9)	New Accounting Pronouncements

In September 2009, the FASB issued guidance identifying circumstances in which net asset value may be used as a practical expedient to estimate fair value of investments in certain investment companies and foreign and other entities that have attributes of investment companies, report net asset value or its equivalent to their investors, and calculate net asset value or its equivalent. The use of the net asset value to determine fair value when the investments have a readily determinable fair value or when it is probable as of the reporting entity’s measurement date that the reporting entity will sell the investment for an amount different from net asset value is not allowed. The guidance also requires additional disclosures by major category of investment about the nature and risks of investments within its scope that are measured at fair value on a recurring or nonrecurring basis. The adoption of the guidance did not materially affect the LPS Plan’s financial statements.

(10)	Reconciliation of Financial Statements to Form 5500

Following is a reconciliation of net assets available for benefits per the financial statements to the expected 2009 Form 5500 and the actual 2008 Form 5500:

	2009	2008
Net assets available for benefits per the financial statements	$185,179,984	$128,714,778
Less: Current year adjustment from fair value to contract value for fully benefit-responsive investment contracts	66,990	(1,597,498)

Net assets available for benefits per the Form 5500	$185,246,974	$127,117,280

Following is a reconciliation of investment income (loss) per the financial statements to the expected 2009 Form 5500 and the actual 2008 Form 5500:

	2009	2008
Total investment income (loss) per the financial statements	$29,078,302	$(19,694,194)
Plus: Prior year adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,597,498	—
Less: Current year adjustment from fair value to contract value for fully benefit-responsive investment contracts	66,990	(1,597,498)

Total investment income (loss) per the Form 5500	$30,742,790	$(21,291,692)

(10)	Subsequent Events

The LPS Plan’s management evaluated all activity of the LPS Plan and concluded that no subsequent events have occurred that would require recognition in the LPS Plan’s financial statements.

LENDER PROCESSING SERVICES, INC. 401(k) PROFIT SHARING PLAN
Schedule H, Line 4a — Schedule of Delinquent Participant Contributions
Year ended December 31, 2009

	Relationship to plan,
	employer, or other	Description of transactions	Amount on	Lost
Identity of party involved	party in interest	including rate of interest	line 4a	interest
Lender Processing Services, Inc.	Plan sponsor	December employee contributions and loan repayments not deposited to the trustee in a timely manner	$393	$ —
There were delays by the Company in submitting employee contributions and loan repayments in the amount of $393 to the trustee.
The Company reimbursed the LPS Plan for lost interest in an amount less than $1.
See accompanying report of independent registered public accounting firm .

LENDER PROCESSING SERVICES, INC. 401(k) PROFIT SHARING PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2009

		Description of investment, including
	Identity of issue, borrower,	maturity date, rate of interest, number of shares,	Current
	lessor or similar party	collateral, par or maturity value	value
	Employer common stocks:
(1)	Lender Processing Services, Inc.	Common stock, 551,175 shares	$22,410,775

	Common stocks:
(1)	Fidelity National Information Services, Inc.	Common stock, 217,910 shares	5,107,810
(1)	Fidelity National Financial, Inc.	Common stock, 246,687 shares	3,320,407

	Common/collective trust funds:
(1)	Wells Fargo	Wells Fargo Stable Return Fund N4, 751,951 shares	33,561,984
(1)	Wells Fargo	Wells Fargo S&P 500 Index Fund N, 263,653 shares	13,641,395
(1)	Wells Fargo	Wells Fargo S&P Midcap Index Fund G, 390,385 shares	6,101,718
(1)	Wells Fargo	Wells Fargo International Equity Index Fund G, 368,522 shares	4,599,156

	Corporate bond funds:
	Vanguard Investments	Vanguard Intermediate Term Bond Index Signal Fund, 435,959 shares	4,673,476
	Pacific Investment Management Company	Pimco Real Return Bond Fund Class Institutional, 413,428 shares	4,460,884
	The Dreyfus Corporation	Dreyfus Intermediate Term Income Fund Class A, 691,543 shares	8,616,623

	Mutual funds:
	The Oakmark Funds	Oakmark Equity and Income Fund Class One, 1,098,616 shares	28,058,654
	Van Kampen Investments	Van Kampen Comstock Fund Class A, 630,558 shares	8,708,003
	American Funds	American Growth Fund of America Class R4, 413,336 shares	11,205,547
	RS Investments	Robertson Stephens Value Fund Class A, 214,330 shares	4,425,908
	The Dreyfus Corporation	Dreyfus Small Cap Stock Index Fund, 165,540 shares	2,752,931
	The Hartford	Hartford Small Company HLS Fund Class 1B, 302,897 shares	4,204,210
	The Julius Baer Group	Artio International Equity Fund Institutional Shares, 398,277 shares	11,247,352

	Other cash equivalents:
(1)	Wells Fargo	Wells Fargo Short-Term Investment Fund G, 499,060 shares	499,060

	Participant loans	Varying maturities and interest rates from
		4.25% to 9.75%. A total of 1,492 loans are outstanding.	6,655,808

			$184,251,701

(1)	Represents a party-in-interest.
See accompanying report of independent registered public accounting firm.

Pursuant to the requirements of the securities exchange act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Lender Processing Services, Inc. 401(k) Profit Sharing Plan
Date: June 25, 2010	/s/ Gregory Williamson
Gregory Williamson
TRUSTEE

EXHIBIT INDEX

Exhibit No.		Page No.
23	Consent of KPMG LLP